UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2019
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2019

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6 to 7

Consolidated Balance Sheets	8

Notes to Unaudited Interim Condensed Consolidated Financial Statements	9 to 23

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Revenue	293,598	279,062	867,030	765,364
Cost of sales	229,535	221,719	680,477	603,120
Gross profit	64,063	57,343	186,553	162,244
Selling, general and administrative expenses	35,025	34,230	104,141	91,006
Research expenses	3,326	2,926	9,518	9,381
	38,351	37,156	113,659	100,387
Operating profit before manufacturing facility closures, restructuring and other related charges	25,712	20,187	72,894	61,857
Manufacturing facility closures, restructuring and other related charges (Note 4)	1,614	5,777	5,793	5,476
Operating profit	24,098	14,410	67,101	56,381
Finance costs (income) (Note 3)
Interest	7,764	3,952	24,022	10,359
Other (income) expense, net	(459)	(1,497)	(316)	957
	7,305	2,455	23,706	11,316
Earnings before income tax expense	16,793	11,955	43,395	45,065
Income tax expense (benefit) (Note 5)
Current	6,584	(496)	13,736	1,257
Deferred	(2,332)	2,742	125	7,775
	4,252	2,246	13,861	9,032
Net earnings	12,541	9,709	29,534	36,033

Net earnings (loss) attributable to:
Company shareholders	12,528	9,663	29,584	36,120
Non-controlling interests	13	46	(50)	(87)
	12,541	9,709	29,534	36,033

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.21	0.16	0.50	0.61
Diluted	0.21	0.16	0.50	0.61
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net earnings	12,541	9,709	29,534	36,033
Other comprehensive income (loss)
Items that will be subsequently reclassified to net earnings:
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 9)	(480)	1,071	(3,641)	3,318
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 9)	(85)	(190)	(256)	(190)
Change in cumulative translation adjustments	(2,136)	(4,161)	(6,785)	(8,528)
Net (loss) gain arising from hedge of a net investment in foreign operations (Note 9)	(2,006)	—	6,602	—
Total other comprehensive loss	(4,707)	(3,280)	(4,080)	(5,400)
Comprehensive income for the period	7,834	6,429	25,454	30,633

Comprehensive income (loss) for the period attributable to:
Company shareholders	7,947	6,820	25,557	31,617
Non-controlling interests	(113)	(391)	(103)	(984)
	7,834	6,429	25,454	30,633

(1)
Presented net of deferred income tax benefit of $116 and $473 for the three and nine months ended September 30, 2019, respectively, and deferred income tax benefit of $274 and deferred income tax expense of $136 for the three and nine months ended September 30, 2018, respectively. Refer to Note 9 for additional information on the Company’s cash flow hedges.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2018
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 8)	17,500	163							163		163
Change in excess tax benefit on exercised share-based awards		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards			(389)						(389)		(389)
Share-based compensation (Note 8)			331				(357)	(1)	(26)		(26)
Share-based compensation expense credited to capital on options exercised (Note 8)		48	(48)						—		—
Dividends on common shares (Note 8)							(24,702)		(24,702)		(24,702)
	17,500	218	(113)				(25,059)		(24,954)		(24,954)
Net earnings (loss)							36,120		36,120	(87)	36,033
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 9)					3,318	3,318			3,318		3,318
Reclassification adjustments for amounts recognized in profit or loss (Note 9)					(190)	(190)			(190)		(190)
Change in cumulative translation adjustments				(7,631)		(7,631)			(7,631)	(897)	(8,528)
				(7,631)	3,128	(4,503)			(4,503)	(897)	(5,400)
Comprehensive income (loss) for the period				(7,631)	3,128	(4,503)	36,120		31,617	(984)	30,633

Non-controlling interest arising from investment in Polyair (3)										421	421
Capital transactions with non-controlling shareholders of Capstone (4) (Note 10)										10,699	10,699
Recognition of non-controlling interest put options arising from the acquisition of Capstone (Note 9)							(10,888)		(10,888)	—	(10,888)
Balance as of September 30, 2018	58,817,410	350,977	17,417	(22,688)	4,716	(17,972)	(106,514)		243,908	16,725	260,633

(1)	Presented net of income tax benefit of $120 for the nine months ended September 30, 2018.

(2)	Presented net of deferred income tax expense of $136 for the nine months ended September 30, 2018.

(3)	As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc.

(4)
Refers to the purchase by the Company of Capstone Polyweave Private Limited ("Capstone"). Refer to Note 10 for additional information on the Company's capital transactions with non-controlling shareholders of Capstone.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Nine months ended September 30, 2019
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 8)	226,875	2,015							2,015		2,015
Change in excess tax benefit on exercised share-based awards		42	(42)						—		—
Change in excess tax benefit on outstanding share-based awards			55						55		55
Share-based compensation (Note 8)			521				(44)	(1)	477		477
Share-based compensation expense credited to capital on options exercised (Note 8)		647	(647)						—		—
Dividends on common shares (Note 8)							(25,141)		(25,141)		(25,141)
	226,875	2,704	(113)				(25,185)		(22,594)		(22,594)
Net earnings (loss)							29,584		29,584	(50)	29,534
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 9)					(3,641)	(3,641)			(3,641)		(3,641)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 9)					(256)	(256)			(256)		(256)
Change in cumulative translation adjustments				(6,732)		(6,732)			(6,732)	(53)	(6,785)
Net gain arising from hedge of a net investment in foreign operations (Note 9)				6,602		6,602			6,602	—	6,602
				(130)	(3,897)	(4,027)			(4,027)	(53)	(4,080)
Comprehensive income (loss) for the period				(130)	(3,897)	(4,027)	29,584		25,557	(103)	25,454
Balance as of September 30, 2019	58,877,185	352,971	16,961	(24,300)	(1,407)	(25,707)	(91,415)		252,810	11,478	264,288

(1)	Presented net of income tax benefit of $16 for the nine months ended September 30, 2019.

(2)	Presented net of deferred income tax benefit of $473 for the nine months ended September 30, 2019.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	12,541	9,709	29,534	36,033
Adjustments to net earnings
Depreciation and amortization	15,697	11,713	45,238	31,765
Income tax expense	4,252	2,246	13,861	9,032
Interest expense	7,764	3,952	24,022	10,359
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	526	5,237	2,535	5,235
Share-based compensation expense	456	1,847	2,042	1,543
Loss (gain) on foreign exchange	34	(1,983)	(608)	(293)
Pension and other post-retirement expense related to defined benefit plans	530	589	1,571	2,015
Other adjustments for non-cash items	1,009	307	1,597	1,227
Income taxes paid, net	(3,417)	(702)	(7,390)	(339)
Contributions to defined benefit plans	(238)	(11,958)	(985)	(13,474)
Cash flows from operating activities before changes in working capital items	39,154	20,957	111,417	83,103
Changes in working capital items
Trade receivables	(2,806)	(14,729)	(17,296)	(20,565)
Inventories	232	(217)	(10,247)	(24,979)
Other current assets	700	(3,025)	8,973	(4,711)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	11,251	9,227	(30,440)	(12,244)
Provisions	(181)	852	(675)	26
	9,196	(7,892)	(49,685)	(62,473)
Cash flows from operating activities	48,350	13,065	61,732	20,630

INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	(144,962)	—	(144,962)
Purchases of property, plant and equipment	(9,343)	(22,874)	(38,587)	(57,622)
Other investing activities	(659)	(281)	(512)	(637)
Cash flows from investing activities	(10,002)	(168,117)	(39,099)	(203,221)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$

FINANCING ACTIVITIES
Proceeds from borrowings	35,531	206,113	150,300	679,828
Repayment of borrowings	(59,644)	(38,056)	(133,969)	(454,005)
Payments of debt issue costs	(76)	(143)	(76)	(2,761)
Interest paid	(3,605)	(3,542)	(20,864)	(8,071)
Proceeds from exercise of stock options	—	—	2,015	163
Dividends paid	(8,709)	(8,214)	(25,250)	(24,687)
Cash outflow from capital transactions with non-controlling interest in Capstone	—	(2,630)	—	(2,630)
Other financing activities	22	189	(84)	189
Cash flows from financing activities	(36,481)	153,717	(27,928)	188,026

Net increase (decrease) in cash	1,867	(1,335)	(5,295)	5,435
Effect of foreign exchange differences on cash	(1,264)	42	(157)	(1,891)
Cash, beginning of period	12,596	13,930	18,651	9,093
Cash, end of period	13,199	12,637	13,199	12,637
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,199	18,651
Trade receivables	146,296	129,285
Inventories	198,747	190,675
Other current assets	17,700	24,395
	375,942	363,006
Property, plant and equipment	419,053	377,076
Goodwill	107,761	107,714
Intangible assets	117,136	122,389
Deferred tax assets (Note 5)	28,134	25,069
Other assets	8,340	9,586
Total assets	1,056,366	1,004,840

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	135,515	154,838
Share-based compensation liabilities, current (Note 8)	6,958	5,066
Provisions, current	1,997	2,262
Borrowings, current	21,959	14,389
	166,429	176,555
Borrowings, non-current	537,610	485,596
Pension, post-retirement and other long-term employee benefits	15,553	14,898
Share-based compensation liabilities, non-current (Note 8)	3,906	4,125
Non-controlling interest put options (Note 9)	10,391	10,499
Deferred tax liabilities (Note 5)	46,185	42,321
Provisions, non-current	3,812	4,194
Other liabilities	8,192	5,224
Total liabilities	792,078	743,412

EQUITY
Capital stock (Note 8)	352,971	350,267
Contributed surplus	16,961	17,074
Deficit	(91,415)	(95,814)
Accumulated other comprehensive loss	(25,707)	(21,680)
Total equity attributable to Company shareholders	252,810	249,847
Non-controlling interests	11,478	11,581
Total equity	264,288	261,428
Total liabilities and equity	1,056,366	1,004,840
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2019
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2019 and December 31, 2018, as well as its consolidated earnings, comprehensive income and cash flows for the three and nine months ended September 30, 2019 and 2018 and the changes in equity for the nine months ended September 30, 2019 and 2018.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standard described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on November 8, 2019.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes, the re-measurement of the defined benefit liability, and the measurement of lease liabilities under IFRS 16 - Leases, discussed below, which requires judgment as to the certainty of renewal options to be exercised and the discount rates applied.

New Standards Adopted as of January 1, 2019
IFRS 16 - Leases ("IFRS 16"), which replaced IAS 17 - Leases along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’), introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 became effective for annual reporting periods beginning on or after January 1, 2019. The new standard has been applied using the modified retrospective approach and as a result, prior periods have not been restated. The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019 ("the date of initial application"). For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. The Company has applied recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company has used certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease. The Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of initial application.

The adoption of this new guidance resulted in changes to the balance sheet as of January 1, 2019, including (i) recognition of $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of $31.5 million in lease liabilities included in borrowings, current and non-current, (iii) decrease of $0.1 million in accounts payable and accrued liabilities and (iv) decrease of $0.3 million in other liabilities.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized was 6.6%. These rates are based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from 3 months to 10 years.

The following is a reconciliation of total operating lease commitments as of December 31, 2018 to the lease liabilities recognized as of January 1, 2019:

Lease details
$
Total operating lease commitments disclosed as of December 31, 2018	35,544
Recognition exemptions:
Leases of low value assets	(226)
Leases with remaining lease term of less than 12 months	(2,093)
Other minor adjustments relating to commitment disclosures	(670)
Operating lease liabilities before discounting	32,555
Discounted using incremental borrowing rate	(5,754)
Reasonably certain extension options	4,683
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	31,484
Finance lease liabilities	5,712
Total lease liabilities recognized under IFRS 16 as of January 1, 2019	37,196

Lease liabilities are presented in the consolidated balance sheet under the caption borrowings as follows:

	September 30, 2019	December 31, 2018
	$	$
Lease liabilities (current)	6,049	1,441
Lease liabilities (non-current)	39,789	4,271
	45,838	5,712

Rent expense relating to payments not included in the measurement of a lease liability was approximately $1.0 million and $3.6 million for the three and nine months ended September 30, 2019, respectively. Interest expense relating to payments on the lease liability was approximately $0.7 million and $1.8 million for the three and nine months ended September 30, 2019, respectively, and are included in interest expense under the caption finance costs (income) in earnings.

Included in the net carrying amount of property, plant and equipment presented in the consolidated balance sheet are right-of-use assets as follows:

	September 30, 2019	January 1, 2019
	$	$
Buildings	36,300	27,960
Manufacturing equipment	2,557	1,914
Furniture, office equipment and other	934	1,180
Right-of-use assets	39,791	31,054

Depreciation expense related to the right-of-use assets was approximately $1.7 million and $4.7 million for the three and nine months ended September 30, 2019, respectively.

Accounting policy applicable from January 1, 2019

Contracts entered into on or after January 1, 2019 that meet the definition of a lease are recognized on the balance sheet as a right-of-use asset and a lease liability, unless they are determined to be low value or short-term leases. At the lease commencement date, the lease liability is measured at the present value of the lease payments unpaid at that date, including non-lease components, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate. Lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At the lease commencement date, the right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). Right-of-use assets are depreciated on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The lease liability is remeasured to reflect any reassessment or modification and the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already fully depreciated.

The classification of a short-term lease is re-assessed if the terms of the lease are changed. Lease payments related to low value and short-term leases are recognized in earnings on a straight-line basis over the lease term.

Other pronouncements and amendments

In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. Management is currently assessing but has not yet determined the impact of the Conceptual Framework on the Company’s financial statements.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to provide temporary exceptions from applying specific hedge accounting requirements during the period of uncertainty arising from the reform. The amendments are effective on January 1, 2020. Management is currently assessing but has not yet determined the impact on the Company's financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	59,291	51,375	170,414	144,348
Share-based compensation expense (Note 8)	456	1,847	2,042	1,543
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	546	606	1,621	2,070
Defined contributions plans	1,700	1,389	5,754	4,403
	61,993	55,217	179,831	152,364

Finance costs - Interest
Interest on borrowings	7,968	4,436	24,914	10,200
Amortization of debt issue costs on borrowings	303	139	890	1,608
Interest capitalized to property, plant and equipment	(507)	(623)	(1,782)	(1,449)
	7,764	3,952	24,022	10,359

Finance costs - Other (income) expense, net
Foreign exchange loss (gain)	36	(1,981)	(606)	(296)
Other (income) costs, net	(495)	484	290	1,253
	(459)	(1,497)	(316)	957

Additional information
Depreciation of property, plant and equipment	13,021	9,863	37,486	27,844
Amortization of intangible assets	2,676	1,850	7,752	3,921
Impairment of assets	1,341	5,685	3,998	6,238

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER CHARGES

As part of a plan to realize operational synergies gained from the acquisition of Canadian Technical Tape Ltd., which was completed in July 2017, the Company closed its Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. In April 2019, the Company announced that it will close its Montreal, Quebec manufacturing facility, and by August 2019 had transferred substantially all manufacturing operations to other existing manufacturing facilities. The Company expects to complete the closure of the manufacturing facility by the end of 2019.

The charges incurred in the three months ended September 30, 2019 totalled $1.6 million and were primarily related to the closure of the Montreal, Quebec manufacturing facility. The charges incurred were comprised of cash costs of $1.1 million mainly related to restoration, ongoing idle facility and other labor costs, and non-cash impairments of $0.5 million for inventory and property, plant and equipment.

The charges incurred in the nine months ended September 30, 2019 totalled $5.8 million and were comprised of cash costs of $3.3 million and non-cash impairments of $2.5 million for inventory and property, plant and equipment related to the closures of both the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. Cash costs incurred were mainly for termination benefits, restoration and ongoing idle facility costs related to the closure of the Montreal, Quebec manufacturing facility as well as the post-closure activities of the Johnson City, Tennessee manufacturing facility.

The charges incurred in the three and nine months ended September 30, 2018 totalled $5.8 million and $5.5 million, respectively, and were primarily due to non-cash impairments of property, plant and equipment and inventory related to the closure of the Johnson City, Tennessee manufacturing facility.
5 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Income tax expense	$4,252	$2,246	$13,861	$9,032
Earnings before income tax expense	$16,793	$11,955	$43,395	$45,065
Effective tax rate	25.3%	18.8%	31.9%	20.0%

The increase in the effective tax rate in the three months ended September 30, 2019 as compared to the same period in 2018 was primarily due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act related to intercompany debt and the non-recurrence of a net federal tax benefit associated with a discretionary pension contribution made in the third quarter of 2018.

The increase in the effective tax rate in the nine months ended September 30, 2019 was primarily due to the proposed state income tax assessment recognized in the second quarter of 2019 resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006 and the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act related to intercompany debt.
6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Basic	58,877,185	58,817,410	58,764,165	58,810,166
Effect of stock options	181,573	263,883	190,520	300,999
Diluted	59,058,758	59,081,293	58,954,685	59,111,165

For the three and nine months ended September 30, 2019 and 2018, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 242,918.

7 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	September 30, 2019	December 31, 2018
Commitments to purchase machinery and equipment	$8,428	$16,256
8 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of September 30, 2019 and December 31, 2018 were 58,877,185 and 58,650,310, respectively.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8,189
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8,352
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8,709

(1)	The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
Under the Company’s normal course issuer bid (“NCIB”), the Company has the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over the twelve-month period ended July 22, 2020.
There were no shares repurchased during the three and nine months ended September 30, 2019 and 2018. As of September 30, 2019 and 2018, there were 4,000,000 common shares available for repurchase under the NCIB.
The NCIB which expired on July 22, 2019 was renewed for a twelve-month period starting July 23, 2019. There were no shares repurchased under the renewed NCIB as of November 8, 2019.

Stock Options
The following tables summarize information related to stock options (in Canadian dollars ("CDN") where indicated):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Stock options granted (1)	—	—	392,986	242,918
Weighted average exercise price per stock option granted	—	—	CDN$17.54	CDN$21.76
Stock options exercised	—	—	(226,875)	(17,500)
Weighted average exercise price per stock option exercised	—	—	CDN$12.22	CDN$12.04
Stock options cancelled/forfeited	(22,503)	—	(32,503)	—
Weighted average exercise price per stock option cancelled/forfeited	CDN$17.54	—	CDN$15.85	—

(1)
The Company's prior Executive Stock Option Plan ("ESOP"), which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018. No further grants of stock options were made under the ESOP after June 4, 2018. On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan ("2019 ESOP") and on June 6, 2019, shareholders approved the 2019 ESOP at the Company's Annual Meeting of Shareholders.

September 30, 2019
Stock options outstanding	1,143,401
Weighted average exercise price per stock option outstanding	CDN$16.04
The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Nine months ended September 30,
	2019	2018
Expected life	4.9 years	4.8 years
Expected volatility (1)	29.79%	32.09%
Risk-free interest rate	1.44%	2.05%
Expected dividends	4.27%	3.30%
Stock price at grant date	CDN$17.54	CDN$21.76
Exercise price of awards	CDN$17.54	CDN$21.76
Foreign exchange rate USD to CDN	1.3380	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Restricted Share Units
The following tables summarize information related to restricted share units ("RSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
RSUs granted	—	—	120,197	113,047
Weighted average fair value per RSU granted	—	—	$13.74	$16.29
RSUs forfeited	(5,399)	(1,228)	(5,399)	(1,228)

September 30, 2019
RSUs outstanding	226,617
Weighted average fair value per RSU outstanding	$13.03

Deferred Share Units
The following tables summarize information related to deferred share units ("DSUs"):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
DSUs granted	2,667	—	63,431	43,203
Weighted average fair value per DSU granted	$13.66	—	$14.00	$14.94
DSUs settled	—	—	—	(37,668)
Weighted average fair value per DSU settled	—	—	—	$14.50
Cash payments on DSUs settled	—	—	—	$546

September 30, 2019
DSUs outstanding	262,424
Weighted average fair value per DSU outstanding	$13.03

Performance Share Units

On August 7, 2019, the Board of Directors amended the terms of the Performance Share Unit ("PSU") awards granted in 2017 only to modify the performance adjustment factor specific to the Total Shareholder Return ("TSR") ranking relative to a specified peer group of companies over the measurement period. As amended, the TSR performance adjustment factor is determined by interpolating, on a straight-line basis, between 0% and 50% of target shares where the relative TSR ranking is between the 25th and 50th percentile and between 50% and 100% of target shares where the relative TSR ranking is between the 51st and 75th percentile. The fair value of the 2017 PSU awards at the modification date was $10.37 per unit, on a post-modification basis, and the incremental fair value was $1.79 per unit or $0.5 million. As cash settled awards, PSUs are remeasured at each reporting period end date and the changes in fair value, including that resulting from the above modification, are recognized in earnings.

The following table summarizes information about PSUs during the period:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
PSUs granted	—	—	291,905	284,571
Weighted average fair value per PSU granted	—	—	$14.28	$17.84
PSUs forfeited	(14,070)	(14,540)	(14,070)	(16,053)
PSUs cancelled by performance factor (1)	—	—	(371,158)	(2,125)
PSUs settled (1)	—	—	—	(335,465)
Weighted average fair value per PSU settled	—	—	—	$15.87
Cash payments on PSUs settled (2)	—	—	—	$5,863

(1)
The following table provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares.

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	—%	—

(2)	Cash payments on PSUs settled include the fair value of the PSUs plus the cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.
The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Nine months ended September 30,
	2019	2018
Expected life	3 years	3 years
Expected volatility(1)	25%	30%
US risk-free interest rate	2.36%	2.43%
Canadian risk-free interest rate	1.60%	1.96%
Expected dividends(2)	0%	0%
Performance period starting price(3)	CDN$16.36	CDN$21.13
Closing stock price on TSX as of the estimation date	CDN$18.06	CDN$20.59

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant receives a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the volume weighted average price for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

September 30, 2019
PSUs outstanding	940,916
Weighted average fair value per PSU outstanding	$11.27

Based on the Company’s current performance adjustment factors, the number of PSUs earned if all of the outstanding PSUs were to be settled at September 30, 2019 would be as follows:

Grant Date	Performance
December 20, 2016	0%
March 20, 2017	58.4%
March 21, 2018	115.1%
March 21, 2019	77.2%

Stock Appreciation Rights

There were no stock appreciation rights (“SARs”) outstanding as of September 30, 2019 and 2018, and there was no activity during the nine months ended September 30, 2019. There was no activity during the three months ended September 30, 2019 and 2018. During the nine months ended September 30, 2018, there were 147,500 SARs exercised at a base price of CDN$7.56 with cash payments on exercise totalling $1.5 million.
Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Stock options	134	136	521	331
PSUs	193	1,125	(181)	375
RSUs	192	160	731	381
DSUs	(63)	426	971	553
SARs	—	—	—	(97)
	456	1,847	2,042	1,543

The following table summarizes share-based compensation liabilities, including dividend equivalents, recorded in the consolidated balance sheets as of:

	September 30, 2019	December 31, 2018
	$	$
Share-based compensation liabilities, current
PSUs(1)	3,318	2,563
RSUs(1)	177	86
DSUs(2)	3,463	2,417
Total share-based compensation liabilities, current	6,958	5,066

Share-based compensation liabilities, non-current
PSUs(1)	2,903	3,764
RSUs(1)	1,003	361
Total share-based compensation liabilities, non-current	3,906	4,125

(1)	Includes dividend equivalents accrued.

(2)	Includes dividend equivalent grants and effect of DSUs received in lieu of cash for directors' fees not yet granted.

9 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:

•	cash

•	trade receivables

•	supplier rebates and other receivables

•	accounts payable and accrued liabilities

•	amounts due to former shareholders of Polyair(1)

(1)
Represents amounts that were payable to the former shareholders of Polyair relating to estimated income tax benefits as a result of the Company's payment of certain deal-related costs on behalf of Polyair. On April 9, 2019, the Company paid $2.3 million to the former shareholders of Polyair for full and complete settlement of the amounts due to the former shareholders of Polyair. As of December 31, 2018, the short and long-term obligations were included in accounts payable and accrued liabilities and other liabilities, respectively.

Borrowings

The fair value of the Company's $250 million senior unsecured notes issued in October 2018 ("Senior Unsecured Notes") is based on the trading levels and bid/offer prices observed by a market participant. As of September 30, 2019 and December 31, 2018, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $245.6 million and $245.3 million, respectively, and a fair value of $259.1 million and $248.7 million, respectively.

The Company's borrowings, other than the Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of September 30, 2019 and December 31, 2018, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of September 30, 2019, and December 31, 2018, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data, either directly or indirectly.
Non-Controlling Interest Put Options
In connection with the acquisition of Airtrax on May 11, 2018, the Company, through its partially owned subsidiary, Capstone, is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. During the nine months ended September 30, 2019, the obligation was remeasured due to changes in exchange rates resulting in a $0.1 million decrease in the liability and a corresponding gain recorded in finance costs in other (income) expense, net. As of September 30, 2019 and December 31, 2018, the amount recorded on the consolidated balance sheet for this obligation is $10.4 million and 10.5 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. Details of inputs used in this valuation technique have been disclosed in the Company's audited consolidated financial statements and notes thereto as of December 31, 2018.

A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2018	10,499
Net foreign exchange differences	(108)
Balance as of September 30, 2019	10,391
Interest Rate Swap Agreements
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The terms of the interest rate swap agreements are as follows as of September 30, 2019:

Effective Date	Maturity	Notional Amount $	Settlement	Fixed interest rate paid %
Qualifying cash flow hedges:
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
July 21, 2017	July 18, 2022	CDN$36,000 (1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450
Non-qualifying cash flow hedges:
March 18, 2015	November 18, 2019	40,000	Monthly	1.6100

(1)	The notional amount will decrease by CDN$18.0 million on July 18, 2021 and 2022.

The following tables summarize information regarding interest rate swap agreements designated as hedging instruments:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
(Decrease)/increase in fair value of the hedging instrument recognized in OCI (1)	(596)	797	(4,114)	3,454
Decrease/(increase) in deferred tax expense recognized in OCI	116	274	473	(136)
Amounts reclassified from cash flow hedging reserve to earnings (2)	(85)	(190)	(256)	(190)

(1)
The hedging (loss)/gain recognized in other comprehensive income ("OCI") before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

(2)
Reclassification of unrealized gains from OCI as a result of the discontinuation of hedge accounting for the interest rate swap agreement not qualifying as a cash flow hedge are included in interest expense under the caption finance costs (income) in earnings.

	September 30, 2019	December 31, 2018
	$	$
Carrying amount included in other assets	75	2,266
Carrying amount included in other liabilities	1,924	—
(Debit)/credit balance in cash flow hedge reserve, included in OCI, for continuing hedges	(1,464)	2,177
Credit balance remaining in cash flow hedge reserve, included in OCI, from hedging relationship for which hedge accounting no longer applies	57	313
Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company's net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and Canadian dollar current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company currently uses its Senior Unsecured Notes to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the three and nine months ended September 30, 2019 (nil for the three and nine months ended September 30, 2018):

	Three months ended September 30,	Nine months ended September 30,
	2019	2019
	$
(Losses)/gains from change in value of hedging instrument used for calculating hedge ineffectiveness	(2,298)	7,532
(Losses)/gains from hedging instrument recognized in OCI	(2,006)	6,602
(Losses)/gains from hedge ineffectiveness recognized in earnings in finance costs in other expense, net	(293)	906
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	1	24

The notional and carrying amounts of the Senior Unsecured Notes are as follows:

	September 30, 2019	December 31, 2018
	$	$
Notional amount	250,000	250,000
Carrying amount	245,580	245,252

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the three and nine months ended September 30, 2019 (nil for the three and nine months ended September 30, 2018):

	Three months ended September 30,	Nine months ended September 30,
	2019	2019
	$
Increase (decrease) in value used for calculating hedge ineffectiveness	2,006	(6,602)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows:

	September 30, 2019	December 31, 2018
	$	$
Debit balance included in foreign currency translation reserve in OCI	(2,819)	(9,421)

10 - CAPITAL TRANSACTIONS WITH CAPSTONE

On May 11, 2018 the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited (d/b/a Airtrax) ("Airtrax Acquisition") through the Company's controlled subsidiary, Capstone. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million that were formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. As a result of the minority shareholders' in-kind contribution made to Capstone and the Company's initial consideration value paid to the minority shareholders through the issuance of Capstone shares, the Company recorded a $10.9 million increase to equity attributable to non-controlling interest as well as a temporary $2.5 million credit to deficit in the consolidated changes in equity for the six months ended June 30, 2018 with the expectation that additional shares would be subsequently sold and issued to the Company at a later date.

On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction, thus increasing its equity investment in Capstone by the same amount. As a result, the Company recorded a $2.5 million debit to deficit and a $0.1 million decrease to equity attributable to non-controlling interest (net of changes in cumulative translation adjustments relating to this transaction) in the consolidated changes in equity for the nine months ended September 30, 2018 to reflect the Company's increased equity position in Capstone and the minority shareholders' decreased equity position in Capstone once the shares were issued and sold. The remaining $1.0 million paid for the additional shares was recorded as cash on the balance sheet of Capstone.

Since September 30, 2018, the Company has held a 55% controlling ownership stake in Capstone while the minority shareholders hold a 45% non-controlling interest in Capstone.

11 - POST REPORTING EVENTS
Non-Adjusting Events

•
On November 8, 2019, the Company declared a quarterly cash dividend of $0.1475 per common share payable on December 30, 2019 to shareholders of record at the close of business on December 16, 2019. The estimated amount of this dividend payment is $8.7 million based on 58,877,185 of the Company’s common shares issued and outstanding as of November 8, 2019.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2019.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

(b)	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2019 and ended on September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of November, 2019.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended September 30, 2019.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

a.	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

b.	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on July 1, 2019 and ended on September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of November, 2019.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer